FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Banco Santander - Chile

(Exact name of Registrant as specified in its charter)

Republic of Chile

(Jurisdiction of incorporation)

Bandera 140

Santiago, Chile

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

FORM 20-F      X            FORM 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

YES                      NO      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : Not applicable

BANCO SANTANDER - CHILE

TABLE OF CONTENTS

Item	Sequential Page Number
1. Free translation of a press release dated December 2, 2004, entitled “Demand exceeds four times the amount of the offering”.	3

Item 1

TRANSLATION FOR INFORMATIONAL PURPOSES ONLY:

* Demand exceeds four times the amount of the offering.

Santiago, December 2, 2004 – Today, Banco Santander Santiago closed the offering that was announced yesterday to the market. The US$ 700 million offering is the largest in the last five years for a Chilean issuer. The demand exceeded four times the initial expected amount of the offering.

“The solid ratings granted to the offering, which in the case of one rating agency was two levels above the rating granted to the Republic of Chile, and the Bank’s growth perspectives, I believe, were the deciding factors in the success of the offering,” stated Fernando Massu, the bank’s Chief Financial Officer.

The offering was divided into two series, both offered pursuant to Rule 144A of the Securities Act of 193 (and thus restricted to Qualified Institutional Buyers), and Regulation S regarding sales outside of the USA.

* US$ 400 million floating rate senior notes with a five-year term, due 2009.

* US$ 300 million 5.475% subordinated notes with a ten-year term, due 2014.

The 5.375% subordinated notes were placed with a spread of 1.00% over the ten-year American Treasury Notes, while the floating rate senior notes bear interest at the three-month LIBOR rate plus a spread of 0.35%. These interest rates are lower that those paid by the Republic of Chile in its most recent offerings to the primary foreign markets.

These favorable existing market conditions led the Bank to increase the offering of senior notes from the original US$ 300 million, to US$ 400 million.

The proceeds of the offering, will be used to strengthen the capital ratios of the Bank and help the financing of its commercial activities.

The senior notes will be rated A by Standard & Poor’s and A2 by Moody’s, the subordinated notes will be rated A- by Standard & Poor’s and A3 by Moody’s. Moody’s ratings are only indicative and will remain subject to the delivery of the final documentation.

The offering process was led by Santander Investment and Deutsche Bank.

Banco Santander Santiago

Banco Santander Santiago is the biggest bank in Chile. It has 1.8 million clients, 7.675 employees throughout a net of 351 offices and 1,050 ATMs. It holds a leading position in the country with US$ 19,548 million in assets and US$ 13,970 million in offerings. The deposits and liabilities of the Bank are rated A by Standard & Poor’s, A- by Fitch and Baa1 by Moody’s.

Grupo Santander

Santander is among the top 10 banks in the world and is number one in Europe in terms of market capitalization. Established in 1857, it has 59 million clients, 10,000 offices and has presence in over 40 countries. It is the largest Financial Group in Spain and Latin America and it develops important business activity in Europe, where it has achieved an outstanding presence in the United Kingdom through Abbey National. It also owns the third largest financial group in Portugal and has Santander Consumer Finance, a leading businesses unit, specialized in consumer financing in Germany, Italy and seven other European Countries. In Latin America, Grupo Santander is the leading banking franchise, where it administers volumes of business of more than US$ 114,000 million (loans, deposits and off balance sheet funds), it has over 4,052 offices, is present in 10 countries, 12 million individual clients and more than half a million corporate clients. In the third quarter of 2004, Grupo Santander obtained in Latin America, a net attributed income of US$ 1,255 million, 8.8% more than the profit of the same period from the previous year.

The notes have not been registered under the Securities Act of 1933 or under any state securities laws, therefore, they may not be offered or sold within the United States or to, or for the account or benefit of, any U.S. person unless (i) they are duly registered or (ii) the offer or sale thereof qualifies for a registration exemption.

This communication does not constitute an offer to sell within the United States of America.

Corporate Communications

Address: Bandera 140, Santiago, Chile

Tel.: 320 2000 Fax: 671 6554

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

December 8, 2004
/s/ Gonzalo Romero A.
Name: Gonzalo Romero A.
Title: General Counsel